



Unaudited Financials

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Vive Restaurant Group LLC
San Leandro, CA

I have reviewed the accompanying balance sheet of Vive Restaurant Group LLC as of December 31, 2015 , and the related statements of income, retained earnings, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require me to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. I believe that the results of my procedures provide a reasonable basis for my report.

Accountant's Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
June 15, 2016

1341 West Mockingbird Lane, Suite 600W
Dallas, TX 75247
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

VIVE RESTAURANT GROUP LLC

Unaudited Financial Statements For The Year Ended December 31, 2015

June 15, 2016

VIVE RESTAURANT GROUP LLC
BALANCE SHEET (UNAUDITED)
December 31, 2015
_____

ASSETS

			2015
CURRENT ASSETS			
Cash		$	49,608
TOTAL CURRENT ASSETS			49,608
LONG TERM ASSETS			
Leasehold Improvements			6,923
Deposits			8,071
TOTAL LONG TERM ASSETS			14,994
TOTAL ASSETS		$	64,602

LIABILITIES AND STOCKHOLDERS' EQUITY

STOCKHOLDERS' EQUITY			
Additional paid in capital		$	65,000
Retained earnings			(398)
TOTAL STOCKHOLDERS' EQUITY			64,602
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$	64,602

See accompanying notes.

VIVE RESTAURANT GROUP LLC
INCOME STATEMENT (UNAUDITED)
For the year ended December 31, 2015

_____

	2015
Other Income (Expense)	
Organizational costs	$ (398)
Total Other Income (Expense)	(398)
Net Loss	$ (398)

See accompanying notes.

VIVE RESTAURANT GROUP LLC
STATEMENT OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2015

_____

	2015
Cash Flows From Operating Activities	
Net Loss For The Period	$ (398)
Cash Flows From Investing Activities	
Organizational Costs	(398)
Net Cash Flows From Investing Activities	(398)
Cash Flows From Financing Activities	
Paid in Capital	65,000
Net Cash Flows From Investing Activities	65,000
Cash at Beginning of Period	-
Net Increase (Decrease) In Cash	64,602
Cash at End of Period	$ 64,602

See accompanying notes.

VIVE RESTAURANT GROUP LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED)
December 31, 2015
_____

ORGANIZATION AND NATURE OF ACTIVITIES

　　Vive Restaurant Group, LLC (Vive), "the Company," is a quick service restaurant that provides a diverse line of Mexican food items in a "fast casual format" to customers in its targeted market. Vive seeks to provide only the highest quality products in an inviting modern atmosphere. The level of design and style has not been previously seen in the taqueria section of restaurants. Vive's brand is to emphasis an extreme attention to cleanliness and inviting ambience. Some may say a chipotle variant, but with more authentic and traditional flavors. A modern millennial feel and flavor to the traditional Mexican taco spot.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

　　The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

　　The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

　　Cash and cash equivalents include all cash balances and highly liquid investments with maturities of three months or less when purchased.

Leasehold Improvements & Deposits

　　Leasehold improvements & deposits represent amounts paid to secure a lease for the Company's first operating location and initial planning efforts related to adapting that location for the Company's use.

Organizational Costs

　　As of the end of the period, the Company's only items of expense consisted of various costs related to the Company's organization.

Federal Income Taxes

　　The Company recorded a net operating loss during its first year in operation, thus no federal income tax expense has been recorded in the statements.　The Company is expected to accumulate various tax attributes such as Net Operating Loss carryforwards and will fully reserved them.　The Company's filing for fiscal year 2015 will within the statutory period of review by the IRS for three years from the return's original due date.

VIVE RESTAURANT GROUP LLC
NOTES TO FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)
_____

<u>State Taxes</u>

The Company is subject to California Franchise Tax. The Company's filing for fiscal year 2015 will fall within the statutory period of review by the State of California for four years from the date of filing.

CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

GOVERNMENT PAYMENTS

At the end of the period, the Company owed no amounts with respect to government payments.

SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before June 15, 2016, the date that the financial statements were available to be issued.

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